[OASMIA PHARMACEUTICAL AB LETTERHEAD]

April 28, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:                    Jeffrey P. Riedler

Assistant Director

Re:                             Oasmia Pharmaceutical AB

Draft Registration Statement on Form F-1

Submitted May 30, 2014

CIK No. 0001607245

Dear Mr. Riedler:

Oasmia Pharmaceutical AB (the “Company”) hereby submits a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 26, 2014 (the “Comment Letter”) relating to the Registration Statement on Form F-1 (“Form F-1”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form F-1 (the “Amended F-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response No. 1.  The Company will comply with your comment.

Comment No. 2. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

Response No. 2.  The Company will comply with your comment.

Comment No. 3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response No. 3.  There are, to the knowledge of the Company, no such material in existence or being used as of the date hereof.

Comment No. 4. Please revise your disclosure to define or explain the following terms or phrases when they first appear:

•                                          “neutropenia;”

•                                          “mast cell;”

•                                          “squamous cell;” and

•                                          “mammary carcinoma.”

Response No. 4.  The Company has complied with this comment.  In addition, the Company has provided a Glossary of certain terms that appear in the Amended F-1; please see page pp. 68-69.

Risk Factors, page 10

Comment No. 5. Please update your disclosure to state that, as a foreign private issuer, you will also not be subject to Regulation FD (see 17 CFR 243.101(b)).

Response No. 5.  The Company has complied with this comment; please see page 34.

Comment No. 6. Please include a separate risk factor which highlights the litigation risks you face as a result of your material weakness in your internal control over financial reporting.

Response No. 6.  The Company has complied with this comment; please see page 15.

There is a high rate of failure for drug candidates…, page 22

Comment No. 7. Please expand the discussion to quantify the approximate percentage of subjects in your clinical trials that are enrolled in sites outside the United States.

Response No. 7.  The Company has complied with this comment; please see page 19.

If we fail to attract and keep senior management and key scientific personnel… page 28

Comment No. 8. Please discuss the extent to which departures have affected you in the past.

Response No. 8.  The Company has complied with this comment; please see page 24.

If product liability lawsuits suits are successfully brought against us…, page 29

Comment No. 9. Please disclose the current amount of product liability coverage.

Response No. 9.  The Company has complied with this comment; please see page 25.

You may not receive distributions on the Ordinary Shares…, page 39

Comment No. 10. Please expand the discussion to reconcile the statement concerning dividends with the disclosure under “Dividend Policy” on page 50.

Response No. 10.  The risk factor has been deleted as the Amended F-1 no longer contemplates an offering of American Depositary Shares.

As a foreign private issuer, we are not subject to certain Nasdaq corporate…, page 40

Comment No. 11. Nasdaq Listing Rule 5615-3 states that a foreign private issuer must “have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).” In this regard, supplementally explain your statement, and provide the supporting Nasdaq rule, that because you are a foreign private issuer, your “audit committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to [you] as a foreign private issuer.”

Response No. 11. The Company has revised its disclosure with respect to its audit committee and respectfully requests your concurrence that such disclosure is presently adequate.

We may be or may become a passive foreign investment company…, page 43

Comment No. 12. Disclose the risk that you may decide not to provide the information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC (see p. 141).

Response No. 12.  The Company has complied with this comment; please see page 36.

Cautionary Note Regarding Forward-Looking Statements, page 44

Comment No. 13. Please remove your statement that investors “should not make any investment decision based on these estimates and forward-looking statements.”

Response No. 13. The Company has modified the language you refer to in this comment; please see page 40.

Exchange Rate Information, page 46

Comment No. 14. The table appears to provide the exchange rates of kronas per U.S. dollar rather than U.S. dollars per krona.  Revise accordingly.

Response No. 14.  The table has been revised accordingly.

Price Range of the Ordinary Shares Frankfurt Stock Exchange, page 48

Comment No. 15. Based on information on the Frankfurt Stock Exchange website it appears that the euro amounts you express in this table are reasonable.  However, as one euro is worth more than one dollar we expect that the U.S. dollar amounts expressed in the table should be higher than the euro values and in reasonable line with the dollar amounts in your table on page 47 for transactions on the Stockholm Stock Exchange.  Please revise your filing to correct your translation of euro amounts into dollars.  In this regard, it also appears that a similar error was made on the cover page of your prospectus.  Based on information on the Frankfurt Stock Exchange website your closing stock price per share was €2.20 on May 28, 2014 which would equate to approximately $2.99 per share based on the exchange rate on that day reported by the Federal Reserve Bank of New York, not $1.65.

Response No. 15.  The table has been revised to address the points raised.

Use of Proceeds, page 49

Comment No. 16. Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each planned clinical trials. Additionally, please expand your disclosure to state the extent of completion of your planned clinical trials that you expect to reach using the allocated proceeds.

Response No. 16.  The disclosure has been amended to the Company’s best present ability.

Comment No. 17. Please amend your disclosure to include the amount of proceeds you plan to allocate to fund production development by product or product candidate.

Response No. 17.  The disclosure has been amended to the Company’s best present ability.

Comment No. 18. Please amend your disclosure to include the amount of proceeds you plan to allocate to fund each specific capital expenditure.

Response No. 18.  The disclosure has been amended to the Company’s best present ability.

Comment No. 19. We note on page 65 that you have a loan from Nxt2b and a loan from Nordea Bank AB. To the extent that you intend to use any net proceeds to pay these loans or any other debt, please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each debt.

Response No. 19.  The Company has complied with this comment; please see page 42.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 65

Comment No. 20. We note that you have various loan commitments that will be due in 2014. Please expand your disclosure to discuss how you anticipate funding these commitments.

Response No. 20.  Given the date of filing of this Amended F-1, the disclosure makes relates to 2015 rather than Company 2014; please see “Cash flow from financing activities” on page 58 for the Company’s plans in response to this comment.

Contractual Obligations, page 67

Comment No. 21. Please include your long-term debt obligations in your table on page 67.

Response No. 21.  The Company has complied with this comment; please see page 59.

Research and Development Expenses, page 68

Comment No. 22. Please expand your disclosures to include the total costs incurred during each period presented and to date for each product candidate separately.

Response No. 22. The Company does not presently allocate research and development costs to its various to separate product candidates and cannot therefore comply with this comment.

Business, page 75

Comment No. 23. We note that you describe MUMS on page 75. Please revise your disclosure to discuss the qualifications for a drug candidate to qualify for this designation for dogs or cats, to receive conditional approval, and to receive full approval. Furthermore, please discuss any exclusivity that this designation provides, and any limitations on exclusivity with regard to drugs with a different active moiety or clinical superiority.

Response No. 23.  The Company has complied with this comment; please see pages 66 and 73.

Comment No. 24. Please amend your disclosure to describe the INADs and INDs submitted for each of your product candidates for animals and for humans, respectively, by indication and disclose when these INADs and INDs were filed and by whom. If no INADs or INDs were filed, please disclose why INADs or INDs were not required.

Response No. 24. The Company has complied with this comment; please see the revisions made throughout this section.

Comment No. 25. Please state the number of employees working at your company for each of the past three fiscal years, as well as a breakdown of these employees by main categories of activity.

Response No. 25.  The Company has complied with this comment; please see page 89.

Comment No. 26. Please clarify on page 76 and 80 that Docecal and Doxophos are currently in pre-clinical studies. Additionally, please clarify on page 80 that OAS-19 is currently in pre-clinical studies.

Response No. 26.  The Company has complied with this comment; please see page 67.

Comment No. 27. Please expand the discussion on page 79 to disclose, if known, the approximate number of dogs in need of chemotherapy that actually received such treatment, the approximate age of dogs when the cancer was detected, the approximate life expectancy of dogs with or without receiving cancer treatment, the percentage of dogs covered by medical insurance that included treatment for cancer, and the anticipated cost of treatment using your proposed products.

Response No. 27.  The Company has complied with this comment; please see pp. 70 and 71.

Our Product and Product Candidates, page 80

Comment No. 28. Please revise the table on page 80 to align the bulleted descriptions under “Stage of Development & Anticipated Milestones” with the applicable product candidate.

Response No. 28.  The Company has complied with this comment; please see page 72.

Comment No. 29. We note that you plan to initiate a Phase III clinical trial in the second half of 2014 in Russia and Latvia in metastatic breast cancer. We also note on page 89 that you will initiate a study in the second half of 2014 to fulfill the requirements of the Russian authorities in order to obtain market authorization in Russia and the CIS. Throughout your prospectus, please clarify to the extent that you have trials that are labeled Phase I, II, or III, that are not recognized as a Phase I, II, or III trial, respectively, for purposes of the FDA’s drug review process.

Response No. 29.  The Company has complied with this comment throughout the Amended F-1.

Paccal Vet Overview, page 81

Comment No. 30. Please expand your disclosure to explain what you were required to provide to the FDA to qualify for conditional approval for Paccal Vet for treatment of mammary carcinoma and squamous-cell carcinoma.

Response No. 30.  The Company has complied with this comment; please see pp 66 and 73.

Comment No. 31. We note that you have completed a number of clinical trials. Please revise your disclosure to provide results related to all primary and secondary endpoints in each of your trials. Additionally, please revise the disclosure to provide p-values and conclusions as to statistical significance of all primary and secondary endpoints discussed. If no statistical analysis was performed please disclose that also. The first time you use the term p-value please explain what it measures and the p-value that you have to achieve in order to conclude a statistically significant result.

Response No. 31.  The Company has complied with this comment throughout the Amended F-1.

Comment No. 32. Please discuss the limitations in your ability to analyze the results of your trials, including any limitations on your ability to establish statistical significance, given that you did not set up controls and, in some cases, relied on data from prior studies. Furthermore, please clarify the reason that you elected to run these initial clinical trials with no control groups, and included data from third parties that were not associated with your trial.

Response No. 32.  The Company has complied with this comment; please see page 84.

Comment No. 33. We note on page 80 that you intend to use your efficacy studies in dogs to support EMA approval for Paccal Vet. Please expand your disclosure on page 81 to clarify what efficacy studies you intend to use to support EMA approval.

Response No. 33. The Company has complied with this comment; please see pp. 77 and 78.

Comment No. 34. Please expand your disclosure to include your communications with the EMA regarding your study of 50 dogs for the treatment of mast cell tumors and planned subsequent submission of an MAA.

Response No 34.  The Company has complied with this comment; please see page 77.

Comment No. 35. Please expand your disclosure to include any communications with the FDA or EMA, and any reasoning that leads you to believe that two clinical trials evaluating 165 dogs each will be sufficient to obtain the required efficacy data for full approval of Paccal Vet for treatment of mammary carcinoma and squamous-cell carcinoma.

Response No. 35.  The Company has complied with this comment; please see page 77.

Comment No. 36. Please expand your disclosure to discuss any material plans to submit a NADA for the treatment of mast cell tumors.

Response No. 36.  The Company has complied with this comment; please see page 74.

Paccal Vet Market, page 81

Comment No. 37. We note that you describe the population of dogs per year diagnosed with cancer. Please expand your disclosure to discuss the number of dogs that suffer from the indications for which you are seeking FDA approval under the MUMS act. Additionally, please expand your disclosure to discuss the number of dogs that suffer from additional indications for which you are seeking approval from the FDA or EMA.

Response No. 37.  The Company has complied with this comment; please see pp. 74 and 75.

Paccal Vet in Mast Cell Tumors in Dogs, page 82

Comment No. 38. We note that the response rates in both treatment groups was surprisingly low. Please expand your disclosure to discuss possible reasons for the low response rate, and your ability to rely on this data for purposes of submitting a NADA to the FDA or a MAA to the EMA.

Response No. 38.  The Company has complied with this comment; please see pp. 75 and 76.

Comment No. 39. Please define the term p-value and state the p-value that you have to achieve in order to conclude a statistically significant result.

Response No. 39.  The Company has complied with this comment; please see pp. 75 and 76.

Comment No. 40. We note that you are planning a study in no less than 50 dogs for the treatment of mast cell tumors, with the aim of assessing progression free survival. We also note that, in your prior study of 249 dogs, Paccal Vet treated dogs were 3.1 times more likely, compared with lomustine-treated dogs, to have a confirmed BORR at 14 weeks. Please expand your disclosure to discuss your decision to have an additional clinical trial.

Response No. 40.  The Company has complied with this comment; please see page 76.

Paccal Vet Prospective Single-Arm Trial in Mast Cell Tumors in Dogs, page 83

Comment No. 41. Please delete the word “Prospective” if you have completed the trial of 29 dogs. Additionally, please clarify the timing of completion of this study in relation to your study of 249 dogs described on page 82 for the same indication.

Response No. 41.  The Company has complied with this comment; please see page 76.

Comment No. 42. Please discuss the difference in the results in your study of 29 dogs compared to your study of

249 dogs described on page 82.

Response No. 42.  The Company has complied with this comment; please see page 77.

Paclical Overview, page 84

Comment No. 43. Please clarify if you intend to perform any additional studies, other than the Phase III clinical trial described on page 85, in preparation for submitting your Section 505(b)(2) application for Paclical for the treatment of epithelial ovarian cancer.

Response No. 43.  The Company has complied with this comment; please see page 78.

Paclical Market, page 85

Comment No. 44. We note that Abraxane has not received approval for the treatment of epithelial ovarian cancer. Please discuss the possible off-label use of Abraxane for epithelial ovarian cancer.

Response No. 44.  The Company has complied with this comment; please see page 78.

Paclical Ongoing Phase III Clinical Trial, page 85

Comment No. 45. Please expand your disclosure to describe the clinical trial including the number of patients in each experimental group and the control group.

Response No. 45.  The Company has complied with this comment; please see page 79.

Comment No. 46. We note that you announced the results for this trial on June 16, 2014. Please update your prospectus to include the results from this trial.

Response No. 46.  The Company has complied with this comment; please see pp. 79 and 80.

Paclical Phase I/II Dose Escalation Trial, page 86

Comment No. 47. Please expand your disclosure to discuss the results of your Phase I/II study.

Response No. 47.  The Company has complied with this comment; please see page 80.

Comment No. 48. We note that this trial was designed to define the maximum tolerated dose and desired dose to use in clinical trials of Paclical. Please expand your disclosure to discuss the dose limiting side effects and any other serious adverse effects observed in the trial.

Response No. 48.  The Company has complied with this comment; please see page 80.

Comment No. 49. Please revise your disclosure to the extent that you considered the efficacy of Paclical in this trial.

Response No. 49.  The Company has complied with this comment; please see pp. 79 and 80.

Abbott Laboratories, page 91

Comment No. 50. Please state if you may be required to repay any milestone payments if full approval is not obtained.

Response No. 50.  The Company has complied with this comment; please see page 85.

Intellectual Property, page 94

Comment No. 51. Please identify any patents that cover any other material jurisdictions and provide the jurisdiction(s) such as Japan, Israel, and Russia, expiration date(s) and other relevant information comparable to your disclosures regarding your U.S. and EU patent portfolio.

Response No. 51.  The Company has complied with this comment; please see page 87.

Comment No. 52. We note on page 29 that your employment contracts do not contain any provisions stating that any inventions created by your key employees or any intellectual property rights otherwise generated by a key employee shall belong to you, and that your employees could claim a right to your patents. Please expand your disclosure to discuss any right to your patents held by your employees, and your ability to continue to develop and commercialize any product or product candidate should an employee seek to enforce any claim to your patents.

Response No. 52.  The Company has complied with this comment; please see page 88.

Management, page 112

Comment No. 53. Please advise us if Ms. Annette Ljungmark or Mr. Weine Nejdemo are senior managers. As applicable, please expand your disclosure to include the name, age, and position of all of your senior management and information as required by Item 6.B to Form 20-F.

Response No. 53.  The Company has complied with this comment.

Comment No. 54. We note that you state on your website that Mr. Weine Nejdemo is acting CFO, and have announced that Mr. Anders Lundin is your new CFO. Please supplementally advise us as to who is your current principal financial officer and principal accounting officer, and Mr. Nejdemo’s and Mr. Lundin’s current position in the company.

Response No. 54.  The Company has complied with this comment.

Board Composition, page 114

Comment No. 55. Please explain why Mr. Cederstrand and Mr. Kotsinas are not considered independent under the NASDAQ or SEC rules.

Response No. 55.  Both Messrs. Cederstrand and Kotsinas would in the Company’s view be deemed affiliates of the Company by virtue of their positions with Alceco and Nexttobe, respectively, each of which is a significant shareholder of the Company. While the Company understands that there is no direct correlation between an “Affiliate” as defined in Rule 405 of the Securities Act, as amended, and the SEC’s view of independence generally, the Company believes that considering Messrs. Cederstrand and Kotsinas to be independent would not necessarily be consistent with the view of the Staff.

Insofar as Nasdaq rules are concerned, and Rule 5605 in particular, the Company acknowledges that while none of Nasdaq’s rules expressly prohibits Messrs. Cederstrand and Kotsinas from being deemed independent, Nasdaq’s subjective criteria would, in the Company’s view, raise doubts about the Company’s board of directors to make a good faith determination that either of Messrs. Cederstrand and Kotsinas should be deemed an independent director.

Committees of the Board of Directors and Corporate Governance, page 115

Comment No. 56. We note that you are permitted to follow Swedish corporate law and the Swedish Companies Act in lieu of the NASDAQ requirements listed on page 115. Please expand your disclosure to describe the applicable requirements under the Swedish corporate law and the Swedish Companies Act.

Response No. 56.  The Company has complied with this comment; please see pp 105 and 106.

Comment No. 57. We note on page 114 that Mr. Kotsinas is not considered independent under SEC rules and on page 115 that Mr. Kotsinas is an independent director as defined under Rule 10A-3 of the Exchange Act. We also note that Mr. Kotsinas has waived his right to receive remuneration. Please clarify whether Mr. Kotsinas is considered independent under the SEC and NASDAQ rules. Additionally, please clarify if Mr. Kotsinas is an independent director under Rule 10A-3 and Rule 10C-1 of the Exchange Act, and under Rule 5605(a)(2), 5605(c)(2), and 5605(d)(2) of the NASDAQ Stock Market Rules. Please explain if the company or Mr. Kotsinas intend to rely on any exemption from any SEC or NASDAQ rules, disclose the exemption relied upon, and explain the basis for your conclusion that such exemption is applicable.

Response No. 57.  The Company has determined that Mr. Kotsinas is not an independent director under the Nasdaq rules and therefore does not view him as independent as defined by Rule 10A-3 (or 10C-1) notwithstanding the fact that nothing in such rule expressly precludes such a determination and despite the fact that he could meet one or more of the criteria for membership of the audit committee as a result of the Company’s status as a Foreign Private Issuer.

However, the Company has determined to replace him as a member of the audit committee and the compensation committee with another person who will be fully independent under both the SEC’s and Nasdaq’s rules prior to effectiveness of the of the F-1, meaning that further inquiry serves no material purpose.

Comment No. 58. We note that Mr. Cederstrand is not an independent director under Rule 5606(a)(2) of the NASDAQ Stock Market Rules. With particular regard to Rule 5605(d)(2) of the NASDAQ Stock Market Rules and restrictions on “Family Members” as stated in the rules, please explain if the company or Mr. Cederstrand intend to rely on any exemption from any SEC or NASDAQ rules, disclose the exemption relied upon, and explain the basis for your conclusion that such exemption is applicable.

Response No. 58.  The Company does not believe that Mr. Cederstrand would qualify as an independent director under the SEC or Nasdaq rules, but Mr. Cederstrand will not be a member of the compensation committee when the F-1 is declared effective.

Directors Compensation, page 116

Comment No. 59. We note that you disclose that there is no remuneration for participation in the nomination committee on page 117. Please also disclose the remuneration for participation on any other committees.

Response No. 59.  The Company has complied with this comment; please see page 108.

Principal Shareholders, page 121

Comment No. 60. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares beneficially owned by Avanza Pension.

Response No. 60.  Avanza no longer appears in the table as its beneficial owners hip has decreased below 5%.

Comment No. 61. Please expand your disclosure to clarify that Mr. Kotsinas is the natural person who exercises the voting and/or dispositive powers with respect to shares owned by Nxt2b.

Response No. 61.  The Company has complied with this comment; please see page 112.

Description of the Ordinary Shares, page 123

Comment No. 62. Please disclose the number of authorized shares.

Response No. 62. The Company has complied with this comment; please see page 113.

Pre-emption Rights, page 124

Comment No. 63. Please expand your disclosure to describe the procedures and timing for the offering and exercise of the pre-emption rights with respect to the timing of the offering. Additionally, please update your disclosure to include the results of any votes and information as to the number of subscribed shares.

Response No. 63. The Company has yet to affirmatively determine how to address this matter, but will have done so prior to the effective date of the F-1.

Comment No. 64. Please disclose if the shareholders resolve to set aside their pre-emption right to subscribe for new shares.

Response No. 64.  The Company has yet to affirmatively determine how to address this matter, but will have done so prior to the effective date of the F-1.

Comment No. 65. We note that if a certain minimum amount by which the share capital shall be increased was provided in the resolution authorizing the issue and this amount is not reached, the resolution shall lapse, in which case any sums paid for subscribed shares shall be refunded. Please clarify if the minimum amount by which your share capital shall be increased as provided in the resolution includes only the shares sold pursuant to pre-emption rights or alternatively also includes shares sold in a public or private offering. Additionally, please expand your disclosure to discuss the treatment of subscription rights specifically with regard to this offering and any authorizing resolutions.

Response No. 65.  As the Company has yet to determine whether to hold a meeting to resolve whether preemptive rights will apply to this offering, this comment cannot be addressed at this time.  However, the Company will do so prior to the effective date of the F-1.

Underwriting, page 145

Comment No. 66. Please disclose whether the underwriters will receive any underwriting discounts or commissions on any shares sold to shareholders who exercise their pre-emption rights.

Response No. 66.  This comment cannot be addressed at this time.  However, the Company will do so prior to the effective date of the F-1.

Where You Can Find Additional Information, page 155

Comment No. 67. Provide examples of the “certain other information that is required from U.S. domestic issuers” that, as a foreign private issuer, you are not required to disclose.

Response No. 67.  The Company has complied with this comment; please see page 135.

Notes to the Consolidated Financial Statements

Note 2 Accounting Policies Basis of preparation, page F-8

Comment No. 68. Although you indicate that your financial statements have been prepared in accordance with IFRS issued by the IASB and interpretations issued by the IFRIC you appear to qualify this statement by indicating your compliance is limited to IFRS as adopted by the EU.  Please revise your disclosure to explicitly state your compliance with IFRS, including IFRIC interpretations, as issued by the IASB.

Response No. 68. The Company has complied with this comment; please see page F-7.

Intangible assets, page F-10

Comment No. 69. Please revise your disclosure to clarify how all conditions for capitalization have been fulfilled for Paccal Vet and Paclical.  Please include how you determined that Phase III represented the point at which technical feasibility of completing the asset was proven.  Please also address if the conditions for capitalization were met in each market and if so how this was achieved.  Separately reference for us the authoritative literature you rely upon to support your capitalization.

Response No. 69.  Background

Research and development costs are generally expensed immediately. A capitalization of the costs may be processed if they are expected to generate future economic benefits.

A drug under development is placed in two phase, pre-clinical and clinical stage. The pre-clinical stage is used to determine if the drug will be safe to test in humans. Before a drug can be tested in a clinical study involving human beings, permission to do so must be given by appropriate regulatory bodies and ethics committees / institutional review boards.  For the US the entire clinical program is approved by the FDA when the company has applied for and received and IND (investigational new drug) or for veterinary studies, and INAD (investigational new animal drug). In Europe and many other areas, the permission to conduct the study is granted by study. Clinical development is divided into different phases:

•                  Phase 1 is the phase where the drug is given to human for the first time. Traditionally, the drug is tested on a small group of healthy volunteers, but it can also be patients. It is, e.g., not allowed from an ethical point of view to give cytotoxic products to healthy volunteers. The aim of the study is to ascertain that the drug, at a pre-defined dose or dose-range, is safe to give to humans;

•                  Phase 2 consist of testing the drug on a small group of people with the illness the drug is intended to treat. The aim of the study is to address one or more important question in the development of the drug, e.g., “is the drug safe?,” “is the dose optimal?,” “is the drug efficacious?” There can be several phase II studies;

•                  Phase 3 consists of testing the drug on a larger group of people that resembles the intended patient population as much as possible, i.e. same disease, same age-range. Patient categories, that are excluded from the study, e.g. patients with diabetes, cannot be treated with the drug once on the market. Typically, there should be at least two independent phase III studies conducted in a clinical program. If the active ingredient is a well-known compound, as is the case with paclitaxel, one phase III study might suffice. Whether that is the case is decided through discussions with the regulatory authorizes, e.g. EMA and the FDA.  On the veterinary side, one phase III study is usually sufficient. The aim of the studies is to compare the drug with another treatment and to statistically prove that it has e.g. a better safety profile than standard treatment.  This phase ends with the submission for marketing approval; and

•                  Phase 4 takes place after the drug has been approved on at least one of the major markets and can either be done on request of a regulatory agency, e.g. in order to following up on rare side effects. It can also be done to support a local application for marketing approval.

Oasmia’s product candidates Paccal Vet and Paclical are both products which carries an existing molecule and drug for medication (in a more effective way) of cancer. The company capitalizes cost that arises from the two projects in phase 3 which is assessed to meet the requirements in IAS 38, Intangible assets.

Have all conditions for capitalization have been fulfilled for Paccal Vet and Paclical?

Oasmia’s management judgment is that the product development cost for Paccal Vet and Paclical in Phase III have met all criteria for an internally generated intangible asset according to IAS38.

To summarize the recognition criteria, development cost can only be capitalized after technical and commercial feasibility of the asset for sale or use have been established. The company must both intend to complete and have the adequate resources to be able to complete the intangible asset and then either use or sell it. The company needs to reliably measure the expenses attributable to the intangible asset during the development phase and be able to demonstrate how the asset will generate future economic benefits. [ref. IAS38 p.57]

An intangible asset arising from development or from the development phase of an internal project shall be recognized if, and only if, an entity can demonstrate all of the following:

•                  Technical feasibility of completing the intangible asset so that it will be available for use or sale.

Oasmia has one well known active substance (Paclitaxel) used for both the human formulation (Paclical) and the veterinary formulation (Paccal Vet). Despite the two different uses, these two products consist of paclitaxel and the excipient XR-17. Paclitaxel is a well-known, approved API (Active Pharmaceutical Ingredient) with proven safety and efficacy.

For Paclical, Oasmia plans to use the 505(b)(2) route1) for FDA approval which will reduce cost, time and risk before getting the product to the market. Oasmia needs to perform only one phase III study instead of two to three clinical studies normally required as for entirely new drugs.

Oasmia produces Paccal Vet and Paclical in the same production facility in Uppsala. The plant has been cGMP compliant for clinical trial production since 2005. From 2014, the facility is approved by FDA for veterinary products for sales and from EMA to produce human products for sales from 2014 and veterinary products from 2011. Thus this facility gives Oasmia the possibility to produce Paccal Vet and Paclical for commercial use.

•                  Intention to complete the intangible asset and use or sell it.

Oasmia has operated for more than one decade with the shareholders support to develop products. The intention has always been to develop and sell products on pharmaceutical markets and generate revenue, profit and shareholder value.

•                  Ability to use or sell the intangible asset.

Oasmia entered into License and distribution agreement with Orion Corporation for Paclical in November 2007 and for Paccal Vet in March 2008. These agreements were later terminated and replaced with License- and distribution agreements with Abbott Laboratories and Nippon Zenyaku Kogyo for Paccal Vet and Medison Pharma and Pharmasyntez for Paclical. (Refer to details in chapter Strategic Alliances and Collaborations)

These license- and distribution agreements enable Oasmia to get market access with our products on different markets. The distributors offer a sales and marketing channel for distribution and commercialization of Oasmia’s products.

•                                          How the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

For our veterinary product, there are no approved injectable cytostatic developed for dogs. The market for veterinary market is described in detailed in chapter “Animal health market opportunity “. The market in U.S has grown from a turnover in 2006 of approximately USD 9.2 billion to approximately USD 14.2 billion in 2014. The development of drugs used specifically for companion animals is estimated to increase another USD 1.5 billion when companion animal owners are made aware of the possibility treat their animal.

For human market, there is only one paclitaxel product comparable with Paclical called Abraxane. According to Celgene’s fourth quarter report (2014), the sales of Abraxane equaled USD 848 million which represented a 31% increase compared to previous year.

At least once a year, Oasmia perform an impairment test to analyze that the net present value of future economic benefits exceeds the value of the intangible asset. The test has continuously shown that the net present value exceeds the capitalized development costs. We use this impairment test to confirm the management team judgement of the market for each product.

In conclusion, this market data strongly supports that there are markets for Oasmia’s products related to the intangible asset reported.

•                                          Availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

Both Paclical and Paccal Vet have been developed in-house with technical resources owned by the company. We own our lab equipment and a full production plant. The company has also built know how to develop and produce the products. The company is not dependent on any external expertize to complete the development of the products. The employees have the knowledge and are the experts.

During the development phase, the company has been fully funded by its shareholders.  Further, Oasmia plan is to issue ADR’s in U.S to raise enough capital to take the company through the approval phase of Paclical until Oasmia can show a positive cash flow from operations.

Oasmia plan to use the 505(b)(2) route for a FDA approval which will reduce cost and time to market. This means that development cost for the products are significant lower in comparison to a New Chemical entity.

In conclusion, Oasmia have the available technical and financial resources to complete the development and to use the intangible assets.

•                                          Its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Oasmia’s accounting structure and ERP system, iScala, were designed to support accounting in multi dimensions, product candidate being one of them. Supplier invoices from CRO have a reference to individual clinical studies. These factors give us the possibility to measure the expenditure in an accurate way.

How Oasmia determined that Phase III represents the point at which technical feasibility of completing the asset was proven?

Oasmia management are convinced that the start of Phase III studies of Paclical and Paccal Vet represent the earliest point when it was technical feasible to complete the assets was proven.  Our result of phase I/II studies showed safety, dose and indication for the new product. At that point, we also had a strong indication that the products are effective. In our phase III study our main objective was to show efficacy and safety in large patient population. By the time of the phase III study start we had production facility cGMP compliant, established regulatory strategy including 505(b)(2) path and clinical study design were known. The products Paccal Vet and Paclical are both classified as “drug delivery” and deliver well-known and documented API’s.

If the conditions for capitalization were met in each market, how was this achieved?

Oasmia have not performed any specific breakdown of the capitalization per market, it has been done per product candidate. In the impairment test, assumptions on timing for market introduction have been done for both product candidates.

For both Paccal Vet and Paclical, the product development has been focused on mainly US and EU market. The strategy with Paclical has, in addition to US and EU market introduction, been to introduce the product on the Russian market.

Note 6 Capitalized development costs, page F-19

Comment No. 70. Please provide us with a reconciliation of the research and development costs which are not capitalized of 43,380 TSEK and the 46,229 capitalized expenditures for the year to total research and development expenses of 96,444 disclosed on page 68.

Response No. 70.  The difference between 89,609 (43,380 plus 46,229) and 96,444 is due to expenses that were not allocated to R&D in Note 6. They were: Rent of 2,685 and Depreciation of 4,150, total 6,835.

Exhibits

Comment No. 71. Please file the loans and credit lines agreements, and any amendment with each of Nx2b, Nordea Bank AB, and Alceco as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response No. 71.  The Company will do so as soon as practicable.

Comment No. 72. Please file the employment agreements for Mr. Aleksov, Mr. Cosby, Dr. Eriksson, and Mr. Sundin as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response No. 72. The Company will do so as soon as practicable.

The Company hereby acknowledges that:

•                                          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (46) 1850 5440 or our counsel Gregory Sichenzia or Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Julian Aleksov